Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$3,761,000.00	100.00%	$3,761,000.00	$209.86(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $37,869.1 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-140456, of which this pricing supplement is a part. After giving effect to the $209.86 registration fee for this offering, $37,659.24 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 390 dated May 21, 2009	Filed pursuant to Rule 424(b)(3)
To Prospectus Supplement and Prospectus dated February 5, 2007 and	Registration Statement No. 333-140456
Product Supplement No. 1 dated April 12, 2007
relating to the Eksportfinans ASA U.S. Medium-Term Note Program

EKSPORTFINANS ASA

$3,761,000.00 17.00% Reverse Convertible Notes linked to CME Group Inc., due November 27, 2009

     Reverse convertible notes (RevCons) offer a short-term, enhanced yield strategy that pays a periodic, above-market, fixed rate coupon in return for the risk that the RevCons will redeem for shares (or an equivalent amount of cash) of the underlying stock of a specific underlying company at maturity if the closing price of the underlying stock trades at or below the knock-in level on any trading day up to and including the determination date and the closing price of the underlying stock on the determination date is below the initial price. The value of these shares (or the cash value thereof) will be less than the value of the investor’s initial investment and may be zero, and the investor has no opportunity to participate in any upside. Alternatively, if the underlying stock never trades at or below the knock-in level, the RevCons will return the stated principal amount at maturity. The coupon is paid regardless of the performance of the underlying stock. RevCons are not principal protected.

     “RevCons” is a service mark of Morgan Stanley.

Offering Information

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Agent:	Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

Agent acting in the capacity as:	Principal

Offerings:	This pricing supplement relates to an offering of RevCons which is linked to one, and only one, Reference Share.

Aggregate face amount:	$3,761,000.00

Trade Date:	May 21, 2009

Original Issue Date:	May 27, 2009

Determination Date:	November 23, 2009

Maturity Date†:	November 27, 2009

Reference Share:	CME Group Inc. (CME)

CUSIP:	282645PS3

ISIN:	US282645PS30

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

Investing in any one or more of these RevCons involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

     YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. 1 AND PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Product Supplement No. 1 dated April 12, 2007	Prospectus Supplement and Prospectus dated February 5, 2007

     You may revoke your offer to purchase the RevCons at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the RevCons prior to their issuance. In the event of any changes to the terms of any of the RevCons, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the RevCons or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

     The RevCons are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

MORGAN STANLEY

	Price to Public	Fees and Commissions	Proceeds to Us

Per RevCon:	$ 1,000.00	$ 15.00*	$ 985.00
Total:	$3,761,000.00	$56,415.00*	$3,704,585.00

*	See “Supplemental plan of distribution” below. The actual price to the public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of RevCons purchased by that investor. The lowest price payable by an investor is $995.00 per RevCon. Please see “Agent’s Commissions Information” on page P-6 for further details.

Investment Overview

     RevCons pay a periodic, above-market, fixed rate coupon. At maturity, the RevCons will pay either (i) an amount of cash equal to the stated face amount of the RevCons, or (ii) if the closing price of the Reference Share on the Determination Date is less than the Initial Reference Level and the closing price of the related Reference Share has decreased to or below the specified Knock-In Level on any day over the term of the RevCons, a number of Reference Share (or at our option, the cash equivalent thereof) worth less than the stated face amount of the RevCons. RevCons are not principal protected and offer no potential for appreciation. The value of any Reference Share delivered at maturity, and accordingly its cash value, will be less than the stated face amount of the RevCons, and may be zero. All payments on the RevCons are subject to the credit risk of Eksportfinans ASA.

Reference Share Overview

CME Group Inc.

     CME Group Inc. is a combined entity formed by the 2007 merger of CME Holdings and CBOT Holdings and is the holding company of two futures exchanges: CME and CBOT. Information provided to or filed with the SEC by CME Group Inc. pursuant to the Securities Exchange Act of 1934 (the Exchange Act) can be located by reference to SEC file number 001-31553.

     Information as of market close on May 21, 2009.

Ticker:	CME	52 Weeks ago:	$458.1410
Current Stock Price:	$280.0900	52 Week High (on 05/22/2008):	$458.3390
Current Dividend Yield:	1.57%	52 Week Low (on 11/20/2008):	$156.5500

Key Investment Rationale

     The RevCons offer an income oriented strategy linked to the Reference Share.

  A coupon which is higher than the current dividend yield on the Reference Share.

  No potential to participate in any appreciation in the Reference Share.

  RevCons are not principal protected.

Key Benefits

     The RevCons pay an above market coupon in exchange for downside exposure to the Reference Share, with only contingent protection against declines in the Reference Share. If the closing price of the Reference Share declines to, or below, the Knock-In Level on any trading day from, and including, the Trade Date to, and including, the Determination Date, you will then be subject to full downside exposure to the Reference Share.

Enhanced Yield	A monthly coupon, the rate per annum of which is higher than the current dividend yield on the Reference Share. The coupon will be paid regardless of the performance of the Reference Share.

Upside Scenario
  If the closing price of the Reference Share never declines to or below the Knock-In Level, the RevCons will redeem, at maturity, for the stated face amount, resulting in a total return equal to the coupon. You will not participate in any appreciation in the Reference Share, even if the Reference Share is above the Initial Reference Level on the Determination Date.

Downside Scenario
  If the closing price of the Reference Share declines to or below the Knock-In Level on any day during the term of the RevCons and, on the Determination Date, is at a level below its Initial Reference Level, the RevCons will redeem for an amount of the Reference Share worth less than the stated face amount and which may be zero. In this scenario, the RevCons will have outperformed the Reference Share by the coupon.

Summary of Selected Key Risks (see page “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement).

  No guaranteed return of principal.

  The RevCons are subject to the credit risk of Eksportfinans, and its credit ratings and credit spreads may adversely affect the market value of the RevCons.

  The RevCons will not provide investors with any appreciation in the Reference Share.

  Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

  If the RevCons are accelerated upon a default, you may receive an amount worth substantially less than the stated face amount of the RevCons.

  The issuer of the Reference Share is not involved in the offering for the RevCons in anyway. Neither the Issuer nor the agent has made any due diligence inquiry in connection with the offerings.

  The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the Reference Share.

  The U.S. federal income tax consequences of an investment in the RevCons are uncertain.

Key Terms of the RevCons

Reference Share:	The Reference Share will be the common stock of CME Group Inc. as set forth in the table below.

CUSIP No.	Relevant Exchange	Ticker Symbol
12572Q105	Nasdaq	CME

References to “Nasdaq” refer to the Nasdaq Global Select Market.

Interest Rate:	17.00% per annum, payable monthly in arrears on each Interest Payment Date beginning June 27, 2009.

Interest Payment Date:	The interest payment dates for the RevCon offering are June 27, 2009, July 27, 2009, August 27, 2009, September 27, 2009, October 27, 2009 and the Maturity Date.

Redemption Amount:

The Redemption Amount payable for the RevCon offering on the Maturity Date in respect of each $1,000.00 face amount will be:

  if the closing price of the applicable Reference Share quoted by the Relevant Exchange has not been at or below the Knock-In Level of that Reference Share on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level of the applicable Reference Share on the Determination Date is equal to or greater than the Initial Reference Level of that Reference Share, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, (or, at our option, the cash value thereof) if the Final Reference Level of that Reference Share on the Determination Date is less than the Initial Reference Level of that Reference Share.

Initial Reference Level:	$280.09, the closing price of the Reference Share quoted by the Relevant Exchange on the Trade Date.

Final Reference Level:	The closing price of the Reference Share quoted by the Relevant Exchange on the Determination Date.

Knock-In Level:	$210.0675, or 75.00% of the Initial Reference Level.

Share Redemption Amount:	3.570280. (the face amount of the RevCons divided by the Initial Reference Level, subject to adjustments for corporate events as described under “Antidilution Adjustments” below).

CUSIP No.:	282645PS3

ISIN:	US282645PS30

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036 Attn: Structured Investments Telephone No.: +1 212 761 4000

Additional terms specific to the RevCons

     You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these RevCons are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This pricing supplement, together with the documents listed below, contains the terms of the RevCons and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the RevCons involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the RevCons.

     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Agent’s Commissions Information

     The RevCons will be issued at $1,000.00 per RevCon and the Agent’s Commissions will be $15.00 per RevCon; provided that the price to the public and the Agent’s Commissions for the purchase by any single investor of between $1,000,000.00 and $2,999,000.00 principal amount of RevCons will be $997.50 per RevCon and $12.50 per RevCon, respectively; for the purchase by any single investor of between $3,000,000.00 and $4,999,000.00 principal amount of RevCons will be $996.25 per RevCon and $11.25 per RevCon, respectively; and for the purchase by any single investor of $5,000,000.00 or more principal amount of RevCons will be $995.00 per RevCon and $10.00 per RevCon, respectively.

Issue Price	Selling Concession	Principal Amount of RevCons for a Single Investor
$1,000.00	$15.00	< $1,000,000.00
$ 997.50	$12.50	$1,000,000.00 - $2,999,000.00
$ 996.25	$11.25	$3,000,000.00 - $4,999,000.00
$ 995.00	$10.00	> $5,000,000.00

     Selling Concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the RevCons distributed by such dealers.

Hypothetical examples of amounts payable at maturity

     The following tables set out the hypothetical total return to the Maturity Date of a hypothetical RevCon, based on the terms and assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Share on the Determination Date or at any time during the life of the RevCons. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the tables reflects hypothetical rates of return on the RevCons assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your RevCons prior to the Maturity Date, your return will depend upon the market value of your RevCons at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.

     The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes.

Because of the U.S. tax treatment applicable to the RevCons, tax liabilities could affect the after-tax rate of return on your RevCons to a comparatively greater extent than the after-tax return on the Reference Share.

     The market price of the Reference Share has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Reference Share over the life of the RevCons, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Share set forth elsewhere in this pricing supplement. For information about the price of the Reference Share during recent periods, see “The Reference Share” below.

     If the closing price of the Reference Share quoted by the Relevant Exchange never falls below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.

     By contrast, if the closing price of the Reference Share quoted by the Relevant Exchange is less than the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date and the Final Reference Level on the Determination Date is less than the Initial Reference Level, the Redemption Amount payment on the Maturity Date will be made in the Reference Share (or, at our option, the cash value thereof) (with fractional shares paid in cash).

     The following examples illustrate the rate of return on the RevCons for a range of hypothetical Final Reference Levels on the Determination Date, assuming a six month term, a hypothetical interest rate of 18%, a hypothetical Initial Reference Level of $100.00 and a hypothetical Knock-In Level of $75.00. In these examples, the Knock-In Level Trigger never occurs during the life of the RevCons. In each example, the Redemption Amount is paid in cash.

Assumed Closing Price of Reference Share on Determination Date	Value of Payment at Maturity	6 Monthly Interest Payments	6 Month Total Return
			$	%
$80.00	$1,000.00	$90.00	$1,090.00	9.00%
$85.00	$1,000.00	$90.00	$1,090.00	9.00%
$90.00	$1,000.00	$90.00	$1,090.00	9.00%
$95.00	$1,000.00	$90.00	$1,090.00	9.00%
$100.00	$1,000.00	$90.00	$1,090.00	9.00%
Greater than $100.00	$1,000.00	$90.00	$1,090.00	9.00%

     The following examples illustrate the rate of return on the RevCons for a range of hypothetical Final Reference Levels on the Determination Date, using the same terms as in the prior example above, however, in these examples, the Knock-In Level Trigger occurred at some point during the life of the RevCons.

Assumed Closing Price of Reference Share on Determination Date	Value of Payment at Maturity	6 Monthly Interest Payments	6 Month Total Return
			$	%
Greater than: $100.00	$1,000.00	$90.00	$1,090.00	7.00%
$80.00	$ 800.00*	$90.00	$ 890.00	-11.00%
$60.00	$ 600.00*	$90.00	$ 690.00	-31.00%
$40.00	$ 400.00*	$90.00	$ 490.00	-51.00%
$20.00	$ 200.00*	$90.00	$ 290.00	-71.00%
$10.00	$ 100.00*	$90.00	$ 190.00	-81.00%
$5.00	$ 50.00*	$90.00	$ 140.00	-86.00%
$0.00	$ 0.00*	$90.00	$ 90.00	-91.00%

*	Payable in Reference Shares at the option of the Issuer.

The Reference Share

General

     Unless otherwise stated, all information contained herein on the Reference Share and on the Reference Issuer is derived from publicly available sources and is provided for informational purposes only.

     The Reference Share is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.

     According to its publicly available documents, CME Group Inc. is a combined entity formed by the July 2007 merger of Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. In August 2008, CME Group Inc. acquired NYMEX Holdings, Inc. through a merger of NYMEX Holdings with and into CMEG NYMEX Holdings Inc., a wholly-owned subsidiary of CME Group Inc. CME Group Inc. is the holding company of four futures exchanges: Chicago Mercantile Exchange Inc., Board of Trade of the City of Chicago, Inc., New York Mercantile Exchange, Inc. and Commodity Exchange, Inc. Information provided to or filed with the SEC by Corning Incorporated pursuant to the Exchange Act can be located by reference to SEC file number 001-31553.

     In addition, information regarding Reference Issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.

     This pricing supplement relates only to the RevCons offered hereby and does not relate to the Reference Share. We have derived all disclosures contained in this pricing supplement regarding the Reference Issuer from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Issuer in connection with the offering of the RevCons. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Issuer are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Share (and therefore the applicable Initial Reference Level, Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Issuer could affect the value you will receive on the Maturity Date with respect to the RevCons and therefore the market value of the RevCons. Neither we nor any of our affiliates have any obligation to disclose any information about Reference Issuer after the date of this pricing supplement.

     Neither we nor any of our affiliates makes any representation to you as to the performance of any of the Reference Share. As a prospective purchaser of RevCons, you should undertake such independent investigation of Reference Issuer as in your judgment is appropriate to make an informed decision with respect to an investment in any of the Reference Share.

Historical Performance

     The Reference Share is traded on the Nasdaq. The following tables set forth the published intra-day high, low and closing prices of each of the Reference Share from January 1, 2004 through May 21, 2009. Historical price information is provided from the date of first trading on the Nasdaq. We obtained the information in the table below from Bloomberg without independent verification.

     Any historical upward or downward trend in the price of the Reference Share during any period shown below is not an indication that the price of the Reference Share is more or less likely to increase or decrease at any time during the term of the applicable RevCons. You should not take the historical performance levels as an indication of future performance of the Reference Share. We cannot assure you that the future performance of the Reference Share will result in your receiving the face amount of your RevCons on the Maturity Date. The actual performance of the Reference Share over the life of the RevCons may bear little relation to the historical levels shown below.

Period	High	Low	Period End

2004

First Quarter	98.0460	71.9800	95.5190

Second Quarter	142.5470	99.2310	142.5470

Third Quarter	159.2630	115.7300	159.2630

Fourth Quarter	225.8120	163.0650	225.8120

2005

First Quarter	218.7030	182.7040	191.5800

Second Quarter	302.0870	167.8140	291.7690

Third Quarter	333.0410	262.5030	333.0410

Fourth Quarter	391.8890	306.4810	362.8500

2006

First Quarter	442.4220	353.2820	441.8500

Second Quarter	493.7950	427.6810	484.9490

Third Quarter	496.2640	428.7670	472.2110

Fourth Quarter	546.8670	460.9550	503.3140

2007

First Quarter	584.0710	504.5380	525.7370

Second Quarter	551.6850	491.6630	527.6130

Third Quarter	597.3610	522.8140	579.9340

Fourth Quarter	701.7760	595.3370	677.3380

2008

First Quarter	665.4800	443.5280	463.1770

Second Quarter	516.8900	373.2270	378.3520

Third Quarter	399.8860	292.1050	371.5100

Fourth Quarter	411.4400	156.5500	208.1100

2009

First Quarter	264.4300	159.0700	246.3900

Second Quarter (through May 21, 2009)	287.9400	218.5600	280.0900

Closing Prices
January 2, 2004 to May 21, 2009

Supplemental information regarding taxation in the United States

     The amount of the stated interest rate on each of the RevCons that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) and the amount that constitutes Put Premium (as defined in the accompanying product supplement no. 1) are set forth in the table below.

Deposit	Put Premium
1.255%	15.745%

     In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain. Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.

Supplemental plan of distribution

     The RevCons will be purchased by Morgan Stanley & Co. Incorporated (the agent) as principal, pursuant to terms agreements between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with each issuance of the RevCons.

     See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.